FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 06, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

APRIL 6, 2016

THE ROYAL BANK OF SCOTLAND GROUP PLC AND THE ROYAL BANK OF SCOTLAND PLC TENDER OFFERS FOR CERTAIN U.S. DOLLAR SECURITIES: ANNOUNCEMENT OF PRICING INFORMATION

On March 30, 2016, The Royal Bank of Scotland Group plc ("RBSG plc") and The Royal Bank of Scotland plc ("RBS plc") (each an "Offeror" and together, the "Offerors") separately invited holders of the securities issued by them and listed below (the "Securities") to tender any and all of their Securities for purchase by the relevant Offeror for cash (each an "Offer" and together, the "Offers") on the terms of, and subject to the conditions set forth in the tender offer memorandum dated March 30, 2016 (the "Tender Offer Memorandum"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers. The Offers expire at 5:00 p.m. (New York City time) today, April 6, 2016.

Title of Fixed Rate Note	Issuer and Offeror	ISIN	CUSIP	Principal Amount Outstanding	2017 Notes Purchase Price*
1.875% Senior Notes due 2017 ("2017 Notes").........................................	The Royal Bank of Scotland Group plc	US780099CG09	780099CG0	U.S.$700,000,000	U.S.$1,005 per U.S.$1,000 principal amount

Title of Fixed Rate Note	Issuer and Offeror	ISIN	CUSIP	Principal Amount Outstanding	Reference Yield	Fixed Spread	Repurchase Yield	Fixed Spread Purchase Price*
6.40% Senior Notes due 2019 ("2019 Notes")..........................	The Royal Bank of Scotland Group plc	US780097AW11	780097AW1	U.S.$1,500,000,000	0.865%	+185 basis points	2.715%	U.S.$ 1,123.16 per U.S.$1,000 principal amount
5.625% Senior Notes due 2020 ("2020 Notes")..........................	The Royal Bank of Scotland plc	US78010XAE13	78010XAE1	U.S.$429,740,000	1.181%	+125 basis points	2.431%	U.S.$ 1,131.61 per U.S.$1,000 principal amount
6.125% Senior Notes due 2021 ("2021 Notes")..........................	The Royal Bank of Scotland plc	US78010XAK72	78010XAK7	U.S.$321,248,000	1.181%	+135 basis points	2.531%	U.S.$ 1,159.85 per U.S.$1,000 principal amount

* Per U.S.$1,000 principal amount. In addition to the 2017 Notes Purchase Price or the Fixed Spread Purchase Price, as applicable, holders will receive accrued and unpaid interest (if any) on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date. If the Settlement Date occurs on or after a regular record date for the payment of interest on any series of Securities and on or before the related interest payment date for such series of Securities, holders who tender Securities that they held on any such regular record date and which are accepted for purchase pursuant to the relevant Offer, will not receive any accrued and unpaid interest on such Securities on such interest payment date, but instead will receive the Accrued Interest on the Settlement Date.

Offer Period and Results

The Offers commenced on March 30, 2016 and will end at 5:00 p.m. (New York City time) today, April 6, 2016 (the "Expiration Deadline"), unless extended, re-opened, and/or terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by any intermediary or DTC for the submission of Tender Instructions may be earlier than this deadline.

The results of the Offers are expected to be announced on April 7, 2016. The acceptance of Securities for purchase is conditional on the satisfaction of the conditions of the Offers as provided in the Tender Offer Memorandum. Settlement of the relevant Purchase Price and Accrued Interest is expected to take place on April 11, 2016.

In order to receive the Purchase Price and Accrued Interest, holders of Securities must validly tender their Securities by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline. Any submission amount must be equal to or greater than the relevant Security's Minimum Denomination. See the Tender Offer Memorandum for further details on submitting a Tender Instruction.

Once the Offerors have announced the results of the Offers in accordance with applicable law, each Offeror's acceptance of Tender Instructions in accordance with the terms of the Offer will be irrevocable. Tender Instructions which are so accepted will constitute binding obligations of the submitting Holders and the relevant Offeror to settle the Offers.

Announcements in connection with the Offers will be made by the issue of a press release through the relevant Reuters Insider Screen, Notifying News Service and by the delivery of notices to DTC, for communication to Direct Participants. Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for which are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
April 6, 2016, 5:00 p.m. (New York City time)..................

Expiration Deadline

The last time and date for Holders to tender Securities in order to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest on the Settlement Date.
This is also the deadline for Holders who have tendered Securities in the Offers to be able to validly withdraw such Securities.

April 7, 2016...........................	Announcement of Results of the Offers The Offerors expect to announce the final aggregate principal amount of each series of Securities accepted for purchase.
April 11, 2016.........................
Settlement Date

Expected Settlement Date for Securities validly tendered and accepted by the relevant Offeror. Payment of the relevant Purchase Price and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of each Offeror to extend, re-open, amend, and/or terminate the relevant Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the Offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offerors as Tender Agent (the "Tender Agent") for the purposes of the Offers.

RBS Securities Inc., an affiliate of the Offerors, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers. Goldman, Sachs & Co. has been appointed as Dealer Manager and ABN AMRO Bank N.V., Banca IMI S.p.A., Société Générale and UniCredit Bank AG have been appointed as the Co-Dealer Managers (the "Co-Dealer Managers") (together with the Global Arranger and Lead Dealer Manager and the Dealer Manager, the "Dealer Managers") in connection with the Offers.

Holders of Securities may access the Tender Offer Memorandum and the form of notice of guaranteed delivery (as described in the Tender Offer Memorandum) at http://www.lucid-is.com/rbs.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
Email: USliabilitymanagement@rbs.com
In the United States: +1 (203) 897-2963
In Europe: +44 20 7085 3781

DEALER MANAGER

Goldman, Sachs & Co.
200 West Street
New York, NY 10282
United States
Attention: Liability Management Group
In the United States:
Toll Free: +1 (800) 828-3182
Collect: +1 (212) 902-5183
In Europe: Telephone: +44 (0) 20 7774 9862
E-mail: liabilitymanagement.eu@gs.com

Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:
TENDER AGENT
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom +44 20 7704 0880 Attention: David Shilson Email: rbs@lucid-is.com

NOTICE AND DISCLAIMER

Subject to applicable law, each Offeror or any of its affiliates may at any time and from time to time following completion of the relevant Offers purchase remaining outstanding Securities issued by it by tender, in the open market, by private agreement or otherwise on such terms and at such prices as such Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offerors, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by the Offerors, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of either Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Neither this announcement nor the Tender Offer Memorandum is addressed to or directed at any other person, including any retail clients within the meaning of the rules, regulations and guidance issued by the Financial Conduct Authority and such other persons should not act or rely upon it.

Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and/or the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and/or the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Tender Offer Memorandum has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Securities that are located in Italy can tender Securities for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Switzerland

None of this announcement, the Tender Offer Memorandum or any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and any of the Dealer Managers or, where the context so requires, any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made on behalf of the relevant Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each Holder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offerors, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the relevant Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 April 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary